SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company (Issuer))

TARO PHARMACEUTICAL INDUSTRIES LTD.
(ISSUER)
(Names of Filing Persons (Issuer and Offeror))

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)

SUBRAMANIAN KALYANASUNDARAM
CHIEF EXECUTIVE OFFICER AND DIRECTOR
TARO PHARMACEUTICAL INDUSTRIES LTD.
C/O TARO PHARMACEUTICALS U.S.A., INC.
3 SKYLINE DRIVE
HAWTHORNE, NY 10532
(914) 345-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
PETER D. LYONS, ESQ.
ELIZA W. SWANN, ESQ.
SHEARMAN & STERLING LLP
599 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022
(212) 848-4000

CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$200,000,000	$25,760

(1)
Estimated solely for purposes of calculating the filing fee.  This amount is based upon the offer to purchase for up to $200 million in value of ordinary shares of Taro Pharmaceutical Industries Ltd. at a price not greater than $97.50 per share nor less than $84.50 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $128.80 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,760	Filing Party: Taro Pharmaceutical Industries Ltd.
Form or Registration No.: Schedule TO	Date Filed: November 25, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2013, as amended and supplemented by Amendment No. 1 filed with the SEC on December 7, 2013 (as amended, the “Schedule TO”) relating to the offer by Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel, to purchase up to $200 million in value of its ordinary shares, nominal (par) value NIS 0.0001 per share, at a price not greater than $97.50 per share nor less than $84.50 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2013, as amended, and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.  Only those items amended are reported in this Amendment.  Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remains unchanged.  This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

The third sentence of Item 3 is hereby deleted in its entirety and replaced with the following sentence:

“The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) are incorporated herein by reference.”

Section 10 of the Offer to Purchase (“Certain Information Concerning the Company”) is hereby amended and supplemented by adding the following sub-section between the sub-sections “Major Shareholders” and “Where You Can Find More Information”:

Information About Directors and Executive Officers of Sun Pharma

Directors.  Unless otherwise indicated, the telephone number of each director of Sun Pharma is +91-22-6645-5645.

Name	Address
Dilip Shanghvi	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai – 400 093, India
Israel Makov	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai – 400 059, India
Sudhir Valia	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai – 400 059, India
Sailesh Desai	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai – 400 093, India
S. Mohanchand Dadha	Sun Pharmaceutical Industries Limited, 10, Jeypore Nagar, Chennai – 600 086, India
Hasmukh Shah	Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda – 390 002, India
Keki Minu Mistry	HDFC Limited, Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai – 400 020, India
Ashwin Dani	Asian Paints (India) Limited, 6-A, Shanti Nagar, Santacruz (East), Mumbai – 400 055, India

Executive Officers. Unless otherwise indicated, the telephone number of each executive officer of Sun Pharma is +91-22-6645-5645.

Name	Address
Rakesh Mehta	Sun Pharmaceutical Industries Limited, 3rd/4th floor, Corporate Centre, Andheri-Kurla Road, Andheri (E), Mumbai – 400 059, Maharashtra, India
Kirti Ganorkar	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India
Vipul Doshi	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India
Ratnesh Shrivastava	Sun Pharmaceutical Industries, Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India
Sampad Bhattacharya	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India
Uday Baldota	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India
A. H. Khan	Sun Pharmaceutical Industries Limited, 3rd/4th floor, Corporate Centre, Andheri-Kurla Road, Andheri (E), Mumbai – 400 059, Maharashtra, India
Dinesh Desai	Sun Pharmaceutical Industries Limited, 3rd/4th floor, Corporate Centre, Andheri-Kurla Road, Andheri (E), Mumbai – 400 059, Maharashtra, India
Sunil Ajmera	Sun Pharmaceutical Industries Limited, 401-404, The Eagle’s Flight, Dr. Suren Road, Off Andheri-Kurla Road, Chakala, Andheri (East) Mumbai, 400 093, India
Ashok Bhuta	Sun Pharmaceutical Industries Limited, 3rd/4th floor, Corporate Centre, Andheri-Kurla Road, Andheri (E), Mumbai – 400 059, Maharashtra, India
B.F. Shirude	Sun Pharmaceutical Industries Limited, A-8, MIDC Industrial Area, Ahmednagar 414 111, India
Kailash Chandra Pathak	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India
M.V.N. Rao	Sun Pharmaceutical Industries Limited, 3rd/4th floor, Corporate Centre, Andheri-Kurla Road, Andheri (E), Mumbai – 400 059, Maharashtra, India
Shirishkumar Kulkarni	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India
Mrinal Mandal	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India
Sanjay Kumar Singh	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India
Deepak Haldankar	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 12, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
	Name:	Subramanian Kalyanasundaram
	Title:	Chief Executive Officer and Director